Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Tel.: +91 22 3037 6622
www.reliancecommunications.co.in

[redacted]

08003408

RECEIVED
2008 JUN 25 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption File No. 82 – 35005

17th June, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 13th June, 2008 alongwith a Media Release dated 13th June, 2008, copies of the same are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
JUN 26 2008
THOMSON REUTERS

6/25

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Tel.: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

June 13, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **MEDIA RELEASE**

We enclose herewith the media release dated 13th June 2008 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl : as above.

RELIANCE Communications
Anil Dhirubhai Ambani Group

MEDIA RELEASE

RELIANCE MTN DISCUSSIONS

Mumbai, June 13, 2008: An official Reliance Communications spokesperson said:

"Reliance Communications Ltd. (RCOM) has informed the stock exchanges on May 26, 2008 that it has entered into exclusive negotiations with MTN Group for a period of 45 days, for a potential combination of their businesses. **The discussions are ongoing.**

Last night, in a mala fide effort to disrupt the talks, Reliance Industries Ltd. (RIL), part of the Mukesh Ambani group, has sent a communication to MTN Group, making a false claim of an alleged right of first refusal to buy the controlling stake in Reliance Communications Ltd. (RCOM).

Not surprisingly, RIL has sent the letter to RCOM only today i.e. after a gap of 24 hours.

RIL's claim is legally and factually untenable, baseless, and misconceived.

RIL has based its claim on an agreement of January 12, 2006, which was unilaterally signed only by RIL's officials, when RCOM was under RIL's control, under a procedure which the Hon'ble Bombay High Court, vide its judgement dated 15th October 2006, has held to be "unfair and unjust."

RIL's claim is born out of mounting despair and frustration at Reliance ADA Group's continuing successes, and the support it enjoys from over 10 million investors, the world's largest shareholding family.

RIL is seeking to disrupt the creation of one of the world's most valuable telecoms combinations, which will make over a billion Indians proud of our great country.

RIL's actions are clearly anti-consumer, anti-investor and anti-globalisation, and against the vision, beliefs and principles of the founder of the Reliance Group, late Shri Dhirubhai Ambani.

Reliance Communications dismisses RIL's claim with the contempt it deserves."

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has net worth in excess of Rs. 55,000 crore (US$ 14 billion), cash flows of Rs. 11,000 crore (US$ 2.8 billion), net profit of Rs. 7,700 crore (US$ 1.9 billion) and zero net debt. Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of over 48 million including over 1.5 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications corporate clientele includes 1,850 Indian and multinational corporations, and over 250 global carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire infocomm value chain, covering over 15,000 towns and 400,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 165,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. For more information, visit www.reliancecommunications.co.in

END